FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated August 7, 2024 of OceanPal Inc. (the "Company"), announcing the Company’s financial results for the second quarter and six months ended June 30, 2024.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: August 7, 2024
	By:	/s/ Vasiliki Plousaki
Vasiliki Plousaki
Chief Financial Officer

Exhibit 99.1
Corporate Contact:
Margarita Veniou
Chief Corporate Development & Governance Officer and Secretary
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
X: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2024

ATHENS, GREECE, August 7, 2024 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, today reported time charter revenues of $6.7 million, a net loss of $8.2 million and net loss attributed to common stockholders of $8.6 million for the second quarter of 2024. This compares to time charter revenues of $5.4 million, a net income of $1.3 million and net income attributed to common stockholders of $483 thousand for the second quarter of 2023.

For the six months ended June 30, 2024, the Company reported time charter revenues of $12.4 million, a net loss of $9.5 million and net loss attributed to common stockholders of $10.3 million. This compares to time charter revenues of $9.3 million, a net income of $1.3 million and net income attributed to common stockholders of $24 thousand for the six months ended June 30, 2023.

Fleet Employment Profile (As of August 7, 2024)
OceanPal Inc.’s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD/Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	3 Panamax Bulk Carriers
1	PROTEFS	A	$10,500	5.00%	LOUIS DREYFUS COMPANY FREIGHT ASIA PTE LTD	12-Sep-23	09-Apr-24	1
	2004 73,630		$13,000	5.00%	CHINA RESOURCE CHARTERING LIMITED	14-Apr-24	14-Jul-24
			$8,600	5.00%	BG SHIPPING (SINGAPORE) PTE. LTD.	14-Jul-24	14-Aug-24	2
2	CALIPSO 2005 73,691	A	$13,250	5.00%	COFCO INTERNATIONAL FREIGHT SA	06-Apr-24	03-Aug-24	3
3	MELIA		$15,250	5.00%	OLDENDORFF CARRIERS GMBH & CO. KG	01-May-24	04-Aug-24
	2005 76,225		$11,750	5.00%	CHINA RESOURCE CHARTERING LIMITED	04-Aug-24	12-Nov-24	4
	2 Capesize Bulk Carriers
4	SALT LAKE CITY		$15,150	5.00%	DEYESION SHIPPING & TRADING COMPANY LIMITED	06-Feb-24	01-Jun-24
	2005 171,810		$23,000	5.00%		01-Jun-24	27-Jul-24
			$19,000	5.00%		27-Jul-24	05-Sep-24	5
5	BALTIMORE		$13,500	5.00%	RICHLAND BULK PTE. LTD.	18-Nov-23	02-May-24	6
	2005 177,243		$22,000	5.00%		09-May-24	15-Sep-24 – 15-Nov-24	7
	1 MR2 Tanker
6	ZEZE START 2009 49,999		-	-	-	-	-	8
*	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	In case of newly acquired vessel with new time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
****	Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Charterers compensated the Owners at a rate of 80% of the Baltic Panamax Index 5 TC average as published by the Baltic Exchange on a daily basis for the excess period commencing from March 25, 2024 until the actual redelivery date.
2 Redelivery date on an estimated time charter trip duration of about 31 days.
3 Currently without an active charterparty.
4 Redelivery date on an estimated time charter trip duration of about 100 days.
5 Redelivery date on an estimated time charter trip duration of about 40 days.
6 Vessel on scheduled maintenance during the period from May 2, 2024 to May 9, 2024.
7 Vessel has been sold and it is expected to be delivered to her new Owners by latest November 20, 2024.
8 Vessel is expected to be delivered to the Company by latest September 20, 2024.

Summary of Selected Financial & Other Data
	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$6,737	$5,395	$12,424	$9,283
Voyage expenses	826	704	1,417	1,276
Vessel operating expenses	2,859	2,485	5,580	5,036
Net (loss)/income and comprehensive (loss)/income	(8,205)	1,259	(9,511)	1,347
Net (loss)/income and comprehensive (loss)/income attributed to common stockholders	(8,623)	483	(10,321)	24
FLEET DATA
Average number of vessels	5.0	5.0	5.0	4.8
Number of vessels	5.0	5.0	5.0	5.0
Weighted average age of vessels	19.3	18.3	19.3	18.3
Ownership days	455	455	910	867
Available days	448	455	903	847
Operating days	433	455	884	840
Fleet utilization	96.7%	100.0%	97.9%	99.2%
AVERAGE DAILY RESULTS (in US Dollars)
Time charter equivalent (TCE) rate (1)	$13,194	$10,310	$12,189	$9,453
Daily vessel operating expenses (2)	$6,284	$5,462	$6,132	$5,809

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as time charter revenues less voyage expenses during a period divided by the number of Available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s fleet currently consists of dry bulk vessels which currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.
Forward Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

OCEANPAL INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Time charter revenues	$6,737	$5,395	$12,424	$9,283
EXPENSES:
Voyage expenses	826	704	1,417	1,276
Vessel operating expenses	2,859	2,485	5,580	5,036
Depreciation and amortization of deferred charges	1,561	2,149	3,444	4,042
General and administrative expenses	1,652	1,384	3,287	2,609
Management fees to related parties	315	315	630	606
Impairment loss	1,087	-	1,087	-
Other operating loss	6,761	14	6,746	17
Operating loss	$(8,324)	$(1,656)	$(9,767)	$(4,303)
Change in fair value of warrants’ liability	-	2,757	-	6,335
Finance costs	-	10	-	(901)
Loss on equity method investment	(10)	-	(15)	-
Other income	8	-	15	-
Interest income	121	148	256	216
Net (loss)/income and comprehensive (loss)/income	$(8,205)	$1,259	$(9,511)	$1,347
Less: Deemed dividend upon redemption of Series D preferred stock	-	(154)	(2)	(154)
Less: Dividends on Series C preferred stock	(177)	(306)	(327)	(575)
Less: Dividends on Series D preferred stock	(241)	(301)	(481)	(592)
Less: Undistributed earnings on class A warrants	-	(15)	-	(2)
Net (loss)/income attributed to common stockholders	$(8,623)	$483	$(10,321)	$24
(Loss)/Earnings per common share, basic	$(1.16)	$0.27	$(1.39)	$0.02
Loss per common share, diluted	$(1.16)	$(1.12)	$(1.39)	$(4.49)
Weighted average number of common shares, basic	7,451,977	1,794,623	7,451,646	1,362,644
Weighted average number of common shares, diluted	7,451,977	1,875,149	7,451,646	1,405,001

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)
	June 30, 2024	December 31, 2023*
ASSETS	(unaudited)

Cash and cash equivalents	$10,801	$14,841
Other current assets	23,154	5,203
Vessels, net	49,452	71,100
Other non-current assets	3,034	3,701
Total assets	$86,441	$94,845

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$2,742	$2,286
Total stockholders' equity	83,699	92,559
Total liabilities and stockholders' equity	$86,441	$94,845

*The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA
	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash (used in)/provided by operating activities	$(4,219)	$(91)	(3,299)	555
Net cash used in investing activities	$-	$(41)	-	(4,098)
Net cash (used in)/provided by financing activities	$(391)	$(622)	(741)	12,692